                        SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, D.C. 20549


                                     FORM 11-K


                   ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                           SECURITIES EXCHANGE ACT OF 1934



    (Mark One)


    [ X ]     Annual report pursuant to Section 15(d) of the Securities
Exchange Act of 1934

    For the fiscal year ended December 31, 1998


                                          OR


    [    ]    Transition report pursuant to Section 15(d) of the Securities
Exchange Act of 1934

    For the transition period from                  to
                                   ------------------  -------------------

    Commission File Number  33-44282


    A. Full title of the plan and address of the plan, if different from that of the issuer named below:

                       HONEYWELL  RETIREMENT  INVESTMENT  PLAN

    B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                                   HONEYWELL  INC.
                                   Honeywell  Plaza
                            Minneapolis,  Minnesota  55408

Included herewith and set forth on pages 2 to 10 hereof are the Honeywell Retirement Investment Plan Financial Statements for the Years Ended December 31, 1998 and 1997 and Supplemental Schedules for the Year Ended December 31, 1998 prepared by the firm of Deloitte & Touche LLP, Independent Auditors.

HONEYWELL RETIREMENT
INVESTMENT PLAN

FINANCIAL STATEMENTS AS OF AND FOR THE
YEARS ENDED DECEMBER 31, 1998 AND 1997
AND INDEPENDENT AUDITORS' REPORT

HONEYWELL RETIREMENT INVESTMENT PLAN

TABLE OF CONTENTS
-------------------------------------------------------------------------------

                                                                           PAGE

INDEPENDENT AUDITORS' REPORT                                                 1

FINANCIAL STATEMENTS:
     Statements of Net Assets Available for Benefits, December 31,        2, 3
       1998 and 1997
     Statements of Changes in Net Assets Available for Benefits,
       Years Ended December 31, 1998 and 1997                             4, 5
     Notes to Financial Statements                                           6

EXHIBIT 23.1
     Independent Auditors' Consent                                           i

INDEPENDENT AUDITORS' REPORT


Honeywell Retirement Investment Plan

We have audited the statement of net assets available for benefits of Honeywell Retirement Investment Plan (the Plan) as of December 31, 1998 and 1997 and the statement of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the accompanying financial statements present fairly, in all material respects, the net assets available for benefits as of December 31, 1998 and 1997 and the changes in net assets available for benefits for the years then ended, in conformity with generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information by fund is presented for the purpose of additional analysis of the basic financial statements, rather than to present information regarding the net assets available for benefits and changes in net assets available for benefits of the individual funds, and it is not a required part of the basic financial statements. This supplemental information by fund is the responsibility of the Plan's management. Such supplemental information by fund has been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.




Minneapolis, Minnesota
June 18, 1999

HONEYWELL RETIREMENT INVESTMENT PLAN

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 1998 (IN THOUSANDS)

--------------------------------------------------------------------------------------------------------------------------------
                                                                 SUPPLEMENTAL INFORMATION BY FUND
--------------------------------------------------------------------------------------------------------------------------------
                                                GOVERNMENT  SHORT-TERM   DIVERSIFIED            HONEYWELL    UNITED   COLUMBIA
                                    COMBINED      INCOME       BOND       BALANCED    S&P 500     STOCK      INCOME    SPECIAL
                                      TOTAL        FUND        FUND         FUND       FUND       FUND        FUND      FUND
ASSETS:
   Investments in Master Trusts    $2,917,806    $755,801                $879,242    $622,829    $508,952    $15,369    $ 1,498
   Investments at U.S. Bank            41,541
   Other receivables                   13,745       3,001                  10,326         418
                                   ----------    --------                --------    --------    --------    -------    -------
         Total assets               2,973,092     758,802                 889,568     623,247     508,952     15,369      1,498

LIABILITIES:
   Administration fees payable            407         117                     171         119
   Other payables                      13,598       3,001                  10,146         451
         Total liabilities             14,005       3,118                  10,317         570
                                   ----------    --------    --          --------    --------    --------    -------    -------
NET ASSETS AVAILABLE FOR
   BENEFITS AT END OF YEAR         $2,959,087    $755,684    $-          $879,251    $622,677    $508,952    $15,369    $ 1,498
                                   ----------    --------    --          --------    --------    --------    -------    -------
                                   ----------    --------    --          --------    --------    --------    -------    -------

--------------------------------------------------------------------------------------------------------------------
                                                                 SUPPLEMENTAL INFORMATION BY FUND
--------------------------------------------------------------------------------------------------------------------
                                                           T. ROWE     T. ROWE     T. ROWE
                                             VANGUARD       PRICE       PRICE       PRICE
                                               WORLD    INTERNATIONAL SMALL CAP    EQUITY
                                    JANUS     GROWTH        STOCK       VALUE      INCOME      ISOLATED    PARTICIPANT
                                    FUND       FUND         FUND        FUND        FUND         FUNDS        LOANS
ASSETS:
   Investments in Master Trusts      $63,976    $36,240    $4,927      $7,870       $  9                      $21,093
   Investments at U.S. Bank                                                                    $ 41,541
   Other receivables
                                     -------    -------    ------      ------       ----       --------       -------
         Total assets                 63,976     36,240     4,927       7,870          9         41,541        21,093

LIABILITIES:
   Administration fees payable
   Other payables
         Total liabilities
                                     -------    -------    ------      ------       ----       --------       -------
NET ASSETS AVAILABLE FOR
   BENEFITS AT END OF YEAR           $63,976    $36,240    $4,927      $7,870       $  9       $ 41,541       $21,093
                                     -------    -------    ------      ------       ----       --------       -------
                                     -------    -------    ------      ------       ----       --------       -------

See accompanying notes to financial statements.

HONEYWELL RETIREMENT INVESTMENT PLAN

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 1997 (IN THOUSANDS)

--------------------------------------------------------------------------------------------------------------------------------
                                                                         SUPPLEMENTAL INFORMATION BY FUND
--------------------------------------------------------------------------------------------------------------------------------
                                                GOVERNMENT  SHORT-TERM   DIVERSIFIED            HONEYWELL    UNITED   COLUMBIA
                                    COMBINED      INCOME       BOND       BALANCED    S&P 500     STOCK      INCOME    SPECIAL
                                      TOTAL        FUND        FUND         FUND       FUND       FUND        FUND      FUND
ASSETS:
   Investments in Master Trusts    $2,985,981    $807,708    $1,021      $870,563    $569,385    $476,681    $12,375    $59,753
   Investments at U.S. Bank            41,541
   Other receivables                   19,915       7,308                   2,787
                                   ----------    --------    ------      --------    --------    --------    -------    -------
         Total assets               3,047,437     815,016     1,021       873,350     569,385     476,681     12,375     59,753

LIABILITIES:
   Administration fees payable            357          74                     167         116
   Other payables                      10,175       7,308                   2,786          81
         Total liabilities             10,532       7,382                   2,953         197
                                   ----------    --------    ------      --------    --------    --------    -------    -------
NET ASSETS AVAILABLE FOR
   BENEFITS AT END OF YEAR         $3,036,905    $807,634    $1,021      $870,397    $569,188    $476,681    $12,375    $59,753
                                   ----------    --------    ------      --------    --------    --------    -------    -------
                                   ----------    --------    ------      --------    --------    --------    -------    -------
------------------------------------------------------------------------------------------------------------------------------
                                                               SUPPLEMENTAL INFORMATION BY FUND
------------------------------------------------------------------------------------------------------------------------------
                                                           T. ROWE      T. ROWE     T. ROWE
                                                VANGUARD    PRICE        PRICE       PRICE
                                                  WORLD  INTERNATIONAL  SMALL CAP    EQUITY
                                       JANUS     GROWTH     STOCK        VALUE       INCOME      ISOLATED    PARTICIPANT
                                       FUND       FUND      FUND         FUND        FUND         FUNDS        LOANS
ASSETS:
   Investments in Master Trusts       $47,908    $32,886    $20,709      $25,661    $ 3,963                   $57,368
   Investments at U.S. Bank                                                                     $ 41,541
   Other receivables                    9,820
                                      -------    -------    -------      -------    -------     --------      -------
         Total assets                  57,728     32,886     20,709       25,661      3,963       41,541       57,368

LIABILITIES:
   Administration fees payable
   Other payables
         Total liabilities
                                      -------    -------    -------      -------    -------     --------      -------
NET ASSETS AVAILABLE FOR
   BENEFITS AT END OF YEAR            $57,728    $32,886    $20,709      $25,661    $ 3,963     $ 41,541      $57,368
                                      -------    -------    -------      -------    -------     --------      -------
                                      -------    -------    -------      -------    -------     --------      -------

See accompanying notes to financial statements.

HONEYWELL RETIREMENT INVESTMENT PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEAR ENDED DECEMBER 31, 1998 (IN THOUSANDS)

-----------------------------------------------------------------------------------------------------------------------------------
                                                                             SUPPLEMENTAL INFORMATION BY FUND
-----------------------------------------------------------------------------------------------------------------------------------
                                                  GOVERNMENT    SHORT-TERM  DIVERSIFIED DIVERSIFIED             HONEYWELL   UNITED
                                       COMBINED     INCOME         BOND       INCOME     BALANCED    S&P 500     STOCK      INCOME
                                         TOTAL       FUND          FUND        FUND        FUND       FUND        FUND       FUND
NET INVESTMENT INCOME
   IN MASTER TRUSTS                 $   444,848     $  38,903     $    36     $       $ 170,142     $ 148,150   $  54,076  $ 3,002

CONTRIBUTIONS:
   Employer contributions
   Rollover contributions
   Employee pretax contributions
                                    -----------     ---------     -------     ----    --------      --------    ---------  -------
       Total contributions
TRANSFERS FROM (TO) OTHER
   FUNDS                                                  721                            1,540       (28,295)      29,803
                                    -----------     ---------     -------     ----    --------      --------    ---------  -------
TOTAL INVESTMENT INCOME,
   CONTRIBUTIONS, AND
   TRANSFERS                            444,848        39,624          36              171,682       119,855       83,879    3,002

LOANS:
   Repayments                                           5,853                            1,395         1,525
   Distributions

DISTRIBUTIONS TO PARTICIPANTS          (519,312)      (96,566)     (1,056)            (162,882)      (67,098)     (51,329)

TRUSTEES' AND ADMINISTRATIVE
   FEES                                  (3,354)         (861)         (1)              (1,339)         (793)        (279)      (8)
                                    -----------     ---------     -------     ----    --------      --------    ---------  -------

(DECREASE) INCREASE IN NET
   ASSETS                               (77,818)      (51,950)     (1,021)               8,856        53,489       32,271    2,994

NET ASSETS AVAILABLE FOR
   BENEFITS AT BEGINNING
   OF YEAR                            3,036,905       807,634       1,021              870,397       569,188      476,681   12,375
                                    -----------     ---------     -------     ----    --------      --------    ---------  -------
NET ASSETS AVAILABLE FOR
   BENEFITS AT END OF YEAR          $ 2,959,087     $ 755,684     $     -     $       $879,253      $622,677    $ 508,952  $15,369
                                    -----------     ---------     -------     ----    --------      --------    ---------  -------
                                    -----------     ---------     -------     ----    --------      --------    ---------  -------
-----------------------------------------------------------------------------------------------------------------------------------
                                                                             SUPPLEMENTAL INFORMATION BY FUND
-----------------------------------------------------------------------------------------------------------------------------------
                                                                       T. ROWE      T. ROWE      T. ROWE
                                                          VANGUARD      PRICE        PRICE        PRICE
                                     COLUMBIA               WORLD   INTERNATIONAL  SMALL CAP     EQUITY
                                      SPECIAL    JANUS     GROWTH       STOCK        VALUE       INCOME     ISOLATED   PARTICIPANT
                                       FUND      FUND       FUND        FUND         FUND         FUND        FUNDS        LOANS

NET INVESTMENT INCOME
   IN MASTER TRUSTS                  $  1,177   $ 18,031  $ 11,871    $  1,228     $ (3,561)    $   227                 $  1,566

CONTRIBUTIONS:
   Employer contributions
   Rollover contributions
   Employee pretax contributions
                                     --------   --------  --------    --------     --------     -------                 --------
       Total contributions

TRANSFERS FROM (TO) OTHER
   FUNDS                                           9,016                (4,301)      (8,484)
                                     --------   --------  --------    --------     --------     -------                 --------
TOTAL INVESTMENT INCOME,
   CONTRIBUTIONS, AND
   TRANSFERS                            1,177     27,047    11,871      (3,073)     (12,045)        227                    1,566

LOANS:
   Repayments                                        130       130                      130                               (9,163)
   Distributions

DISTRIBUTIONS TO PARTICIPANTS         (59,427)   (20,898)   (8,626)    (12,703)      (5,866)     (4,181)                 (28,680)

TRUSTEES' AND ADMINISTRATIVE
   FEES                                    (5)       (31)      (21)         (6)         (10)
                                     --------   --------  --------    --------     --------     -------                 --------
(DECREASE) INCREASE IN NET
   ASSETS                             (58,255)     6,248     3,354     (15,782)     (17,791)     (3,954)                 (36,277)

NET ASSETS AVAILABLE FOR
   BENEFITS AT BEGINNING
   OF YEAR                             59,753     57,728    32,886      20,709       25,661       3,963     $ 41,541      57,368
                                     --------   --------  --------    --------     --------     -------     --------    --------
NET ASSETS AVAILABLE FOR
   BENEFITS AT END OF YEAR           $  1,498   $ 63,976  $ 36,240    $  4,927     $  7,870     $     9     $ 41,541    $ 21,091
                                     --------   --------  --------    --------     --------     -------     --------    --------
                                     --------   --------  --------    --------     --------     -------     --------    --------

See accompanying notes to financial statements.

HONEYWELL RETIREMENT INVESTMENT PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEAR ENDED DECEMBER 31, 1997 (IN THOUSANDS)

----------------------------------------------------------------------------------------------------------------------------------
                                                                          SUPPLEMENTAL INFORMATION BY FUND
----------------------------------------------------------------------------------------------------------------------------------
                                                   GOVERNMENT   SHORT-TERM   DIVERSIFIED   DIVERSIFIED                  HONEYWELL
                                    COMBINED         INCOME        BOND        INCOME        BALANCED      S&P 500        STOCK
                                      TOTAL           FUND         FUND         FUND           FUND         FUND           FUND
NET INVESTMENT INCOME
   IN MASTER TRUSTS                 $  (697,549)    $ 112,792    $ (6,331)    $ (13,320)    $(162,615)    $(195,183)    $(458,114)

OTHER                                 1,215,079      (320,543)      7,161        64,951       526,068       531,689       430,617
                                    -----------     ---------    --------     ---------     ---------     ---------     ---------
                                        517,530      (207,751)        830        51,631       363,453       336,506       (27,497)

CONTRIBUTIONS:
   Employer contributions
   Rollover contributions
   Employee pretax contributions
                                    -----------     ---------    --------     ---------     ---------     ---------     ---------
       Total contributions

TRANSFERS FROM (TO) OTHER
   FUNDS                                              359,133      (2,005)      (53,465)     (204,680)     (191,284)      145,095
                                    -----------     ---------    --------     ---------     ---------     ---------     ---------
TOTAL INVESTMENT INCOME,
   CONTRIBUTIONS, AND
   TRANSFERS                            517,530       151,382      (1,175)       (1,834)      158,773       145,222       117,598

LOANS:
   Repayments                                          14,803                                    3,683        12,031         4,681)
   Distributions

DISTRIBUTIONS TO PARTICIPANTS          (976,584)     (200,029)     (1,654)       (5,594)     (268,070)     (174,926)     (215,609)

TRUSTEES' AND ADMINISTRATIVE
   FEES                                  (6,346)       (3,100)        159            67          (790)         (960)       (1,392)
                                    -----------     ---------    --------     ---------     ---------     ---------     ---------
(DECREASE) INCREASE IN NET
   ASSETS                              (465,400)      (36,944)     (2,670)       (7,361)     (106,404)      (18,633)      (94,722)

NET ASSETS AVAILABLE FOR
   BENEFITS AT BEGINNING
   OF YEAR                            3,502,305       844,578       3,691         7,361       976,801       587,821       571,403
                                    -----------     ---------    --------     ---------     ---------     ---------     ---------
NET ASSETS AVAILABLE FOR
   BENEFITS AT END OF YEAR          $ 3,036,905     $ 807,634    $  1,021     $       -     $ 870,397     $ 569,188     $ 476,681
                                    -----------     ---------    --------     ---------     ---------     ---------     ---------
                                    -----------     ---------    --------     ---------     ---------     ---------     ---------
----------------------------------------------------------------------------------------------------------------------------------
                                                                     SUPPLEMENTAL INFORMATION BY FUND
----------------------------------------------------------------------------------------------------------------------------------
                                                                              T. ROWE     T. ROWE    T. ROWE
                                                                VANGUARD       PRICE       PRICE      PRICE
                                   UNITED    COLUMBIA            WORLD     INTERNATIONAL SMALL CAP   EQUITY
                                   INCOME    SPECIAL    JANUS    GROWTH        STOCK       VALUE     INCOME   ISOLATED PARTICIPANT
                                    FUND      FUND      FUND      FUND         FUND        FUND       FUND      FUNDS     LOANS

NET INVESTMENT INCOME
   IN MASTER TRUSTS               $ (1,569)  $ 11,405  $  6,934  $  4,120     $ (2,327)  $ (1,281)  $  1,480             $   6,460

OTHER                                1,580      8,364    14,175     3,500        8,755      7,160      5,026  $ (19,882)   (53,542)
                                  --------   --------  --------  --------     --------   --------   --------  ---------  ---------
                                        11     19,769    21,109     7,620        6,428      5,879      6,506    (19,882)   (47,082)

CONTRIBUTIONS:
   Employer contributions
   Rollover contributions
   Employee pretax contributions
                                  --------   --------  --------  --------     --------   --------   --------  ---------  ---------
       Total contributions

TRANSFERS FROM (TO) OTHER
   FUNDS                            12,283    (21,308)             20,008      (12,283)       811     13,518    (65,823)
                                  --------   --------  --------  --------     --------   --------   --------  ---------  ---------
TOTAL INVESTMENT INCOME,
   CONTRIBUTIONS, AND
   TRANSFERS                        12,294     (1,539)   21,109    27,628       (5,855)     6,690     20,024    (85,705)   (47,082)

LOANS:
   Repayments                           97         97     1,009     1,485          327      1,255                          (39,468)
   Distributions

DISTRIBUTIONS TO PARTICIPANTS                 (11,112)  (10,556)  (37,233)      (6,795)      (731)   (23,296)              (20,979)

TRUSTEES' AND ADMINISTRATIVE
   FEES                                (18)       (87)      (82)      (33)         (51)       (48)       (11)
                                  --------   --------  --------  --------     --------   --------   --------  ---------  ---------
(DECREASE) INCREASE IN NET
   ASSETS                           12,373    (12,641)   11,480    (8,153)     (12,374)     7,166     (3,283)   (85,705)  (107,529)

NET ASSETS AVAILABLE FOR
   BENEFITS AT BEGINNING
   OF YEAR                               2     72,394    46,248    41,039       33,083     18,495      7,246    127,246    164,897
                                  --------   --------  --------  --------     --------   --------   --------  ---------  ---------
NET ASSETS AVAILABLE FOR
   BENEFITS AT END OF YEAR        $ 12,375   $ 59,753  $ 57,728  $ 32,886     $ 20,709   $ 25,661   $  3,963  $  41,541  $  57,368
                                  --------   --------  --------  --------     --------   --------   --------  ---------  ---------
                                  --------   --------  --------  --------     --------   --------   --------  ---------  ---------

See accompanying notes to financial statements.

HONEYWELL RETIREMENT INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 1998 AND 1997
--------------------------------------------------------------------------------
1.      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

        BASIS OF ACCOUNTING - The financial statements of the Honeywell Retirement Investment Plan (the Plan) are prepared under the accrual method of accounting. Contributions to the Plan were included in income in the year the contributions payable were accrued by Honeywell Inc. (the Sponsor) or paid in by plan participants.

        INVESTMENT VALUATION - All determinations of fair values of investments are made by the trustees and are based upon quoted prices in an active market, except unallocated insurance contracts, which are valued at their contract values, as determined by the issuing insurance companies.

        PAYMENT OF BENEFITS - Benefits are recorded when paid.

2.      PLAN DESCRIPTION

        GENERAL INFORMATION - The Plan is a voluntary, tax-deferred savings program designed to provide supplemental retirement benefits to certain employees. It succeeded Part B of the Sperry Retirement Program. Most legal provisions of the Sperry Plan remained unchanged, and the Plan continues to serve employees covered by a collective bargaining agreement which provided for coverage under the Plan.

        The Board of Directors selects the standing member positions of the Savings Plan Committee, which is a named fiduciary in the document. The Savings Plan Committee has the authority to take such actions as may be necessary for the administration of the Plan. The Savings Plan Committee appoints the members to the Honeywell Pension and Retirement Administrative Committee and may delegate certain responsibilities to this Committee.

        In May 1996, the Sponsor sold the division to which the participants were employed. In accordance with the sale, participants can no longer contribute to the Plan and no longer receive contributions from the Sponsor. All participants became fully vested upon sale of the division. It is Honeywell's intent to hold these assets until the participants are eligible to access them under plan provisions. There were no other significant changes to the provisions of the Plan.

        LOANS TO PARTICIPANTS - The Plan allows participants to apply for and obtain loans in an amount as defined in the Plan (not less than $1,000 and not greater than $50,000 or 50% of their pretax and pretax rollover account balances) from the balance of their accounts. The loans can be repaid through payroll deductions over the period of 12 to 48 months or up to 180 months for the purchase of a primary residence, or they can be repaid in full at any time that is at least 6 months after the date of the loan. Interest is charged at a rate equal to prime rate plus 1%. Payments of principal and interest are credited to the participants' accounts. Also, participants may have only one outstanding loan at a time. No loans were made to participants subsequent to May 1996.

        PARTICIPATION - Employees are eligible to participate in the Plan only if they are classified regular full-time or regular part-time employees, are not covered by any other savings plan maintained by Honeywell Inc., and are covered under a collective bargaining agreement which provides for participation in the Plan.

        VESTING - Participants are 100% vested in the portion of their individual accounts attributable to their contributions and become 100% vested in the portion of their accounts attributable to sponsor contributions to the Stock Match Fund after three years of service. In the event of plan termination, the individual participants' vested accounts become distributable to the participants or their beneficiaries in accordance with the provisions of the Plan.

        FORFEITURES - All nonvested sponsor contributions are forfeited by participants when they terminate employment. Prior to May 1996, such forfeitures are used to reduce the Sponsor's subsequent contributions.

        INVESTMENT OPTIONS - For contributions, the Plan provides for several investment options. Individual participants choose the fund or funds in which to invest from the following:

               GOVERNMENT INCOME FUND - Invests primarily in short-term U.S. Government securities.

               SHORT-TERM BOND FUND - Invests in U.S. Government, mortgage, and high-quality corporate bonds with short-term and intermediate-term (one to five years) maturities.

               DIVERSIFIED INCOME FUND - Diversified among U.S. Treasury bills, high-quality intermediate- and long-term bonds, and domestic stocks.

               DIVERSIFIED BALANCED FUND - Invests in domestic stocks that make up the Standard & Poor's 500 Composite Stock Index, high-quality bonds, T. Rowe Price Foreign Equity Fund, and U.S. Treasury bills.

               S&P 500 FUND - Invests in stocks that make up the Standard & Poor's 500 Composite Stock Index.

               HONEYWELL STOCK FUND - Invests entirely in shares of Honeywell Inc. common stock.

               UNITED INCOME FUND - Invests primarily in common stocks of large, well-established companies that pay above-average dividends. The Fund also invests, to a lesser extent, in fixed income securities
               - both high-quality corporate bonds and U.S. Treasury obligations.

               COLUMBIA SPECIAL FUND - Invests primarily in smaller companies with capitalizations that are less than the average for the companies included in the Standard & Poor's 500 Stock Index.

               JANUS FUND - Invests primarily in a combination of large, established corporations and small, rapidly emerging companies.

               VANGUARD WORLD GROWTH FUND - Invests primarily in high-quality, established growth stocks of companies with exceptional earnings records, strong market positions, good financial strength, and low sensitivity to changing economic conditions.

               T. ROWE PRICE INTERNATIONAL STOCK FUND - Invests primarily in stock of established companies outside the United States with proven performance records.

               T. ROWE PRICE SMALL CAP VALUE FUND - Invests primarily in common stocks of small, rapidly growing companies.

               T. ROWE PRICE EQUITY INCOME FUND - Invests primarily in common stocks of large, well-established companies that pay above-average dividends.

        PLAN STATUS - The Plan has received a favorable determination letter from the Internal Revenue Service stating that the Plan was qualified under the applicable sections of the Internal Revenue Code.

        PLAN TERMINATION - Although it has not expressed any intent to do so, the Sponsor has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of the Employee Retirement Income Security Act of 1974.

3.      INVESTMENT IN EXECUTIVE LIFE INSURANCE COMPANY

        At December 31, 1998 and 1997, the Plan's Isolated Funds consisted primarily of investments in Executive Life Insurance Company (Executive
        Life) guaranteed investment contracts (GICs), which represented approximately 1% of total net assets available for benefits in both years. In 1991, the State of California insurance commissioner seized Executive Life and placed it in a court-supervised conservatorship. As of the report date, June 11, 1998, the Plan has received 91% of the contract balance. Further, the Plan's management currently estimates that the sum of additional distributions from the conservator, and recoveries from various state guarantee funds, will not differ significantly from the remaining recorded contract values.

        After the conservatorship was established, the Sponsor isolated the Executive Life GICs into the Isolated Fund pursuant to a plan amendment requiring such action. Currently, there are certain restrictions on the ability to withdraw, transfer, or conduct settlement activity with respect to the remaining balances.

4.      INTERESTS IN MASTER TRUSTS

        The Plan's investments are included in Master Trusts with T. Rowe Price Trust Company and U.S. Bank National Association, which were established in 1993 for the investment of assets of the Plan and several other Honeywell-sponsored retirement plans. Each participating retirement plan has an undivided interest in the Master Trusts. At December 31, 1998 and 1997, the Plan's interest in the net assets of the Master Trusts was approximately .1%, in each year. Investment income and administrative expenses related to the Master Trust are allocated to the individual plans based upon average monthly balances invested by each plan.

        The following table presents the fair value of investments held in Master Trusts (in thousands).

                                                                                          1998            1997
        Investments at fair value:
          Custom funds:
              Government Income Fund                                                  $    405,703     $    351,626
              Short-Term Bond Fund                                                          35,670           17,050
              Diversified Income Fund                                                       76,692           53,566
              Diversified Balanced Fund                                                    376,469          335,838
              S&P 500 Fund                                                                 714,874          550,320
              Honeywell Stock Fund                                                         552,364          486,146
          Mutual funds, primarily equity securities                                        587,066          450,322
          Participants' loans                                                               42,645           36,203
                                                                                      ------------     ------------
                                                                                      $  2,791,483     $  2,281,071
                                                                                      ------------     ------------
                                                                                      ------------     ------------

        Investment income for the Master Trust is as follows (in thousands):

        Net appreciation of fair value of investments:
          Custom funds:
              Short-Term Bond Fund                                                    $      1,887     $      1,063
              Diversified Income Fund                                                        8,708            6,437
              Diversified Balanced Fund                                                     62,215           55,009
              S&P 500 Fund                                                                 161,309          136,367
              Honeywell Stock Fund                                                          50,802           18,488
          Mutual funds, primarily equity securities                                         44,825           31,918
                                                                                      ------------     ------------
                                                                                           329,746          249,282
          Interest and dividends                                                            76,602           64,274
                                                                                      ------------     ------------
                                                                                      $    406,348     $    313,556
                                                                                      ------------     ------------
                                                                                      ------------     ------------

       In 1993, the Sponsor transferred the GICs issued by Executive Life and Mutual Benefit Life Insurance Company to U.S. Bank National Association. A Master Trust was established for the investment of these assets of the Plan and several other Honeywell-sponsored retirement plans. Each participating retirement plan has an undivided interest in the Master Trust. At December 31, 1998 and 1997, the Plan's interest in the net assets of the Master Trust was approximately 1%. The contract value of the GICs for the Master Trust was approximately $6.6 million at December 31, 1998 and 1997.

5.      PARTY-IN-INTEREST TRANSACTIONS

        There were no prohibited party-in-interest transactions during the years ended December 31, 1998 and 1997.

6.      INFORMATION PROVIDED BY TRUSTEES

        Plan funds are held in trust by trustees for the sole purpose of making investments and plan payments and paying trust operating expenses. Trustees appointed by the Honeywell Pension and Retirement Committee as of December 31, 1998 were T. Rowe Price Trust Company and U.S. Bank National Association.

        The trustees provide the Plan with monthly statements which report all transactions. The plan administrator has obtained certifications from the trustees that the information in such statements is complete and accurate.

        The amounts in the accompanying statements of net assets available for benefits and of changes in net assets available for benefits have been derived from the information submitted by the trustees.

        The Government Income Fund, Stocks Plus Fund, S&P 500 Fund, and Honeywell Stock Fund individually represent 5% or more of net assets available for benefits as of December 31, 1998 and 1997.

7.     SUBSEQUENT EVENT

       Effective June 7, 1999, Honeywell Inc., the Sponsor, and AlliedSignal Inc. signed a definitive merger agreement. The Sponsor has not yet determined the impact this event will have upon the Plan.

                                      SIGNATURE


    Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.



                                       HONEYWELL RETIREMENT INVESTMENT PLAN



Dated:   June 29, 1999                 By:  /s/ Jim Porter
                                           ----------------------------------

Exhibit Index                                        Page

Exhibit 23.1 -- Independent Auditors' Consent          i